EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Six Months Ended June 30, 2011	Years Ended December 31,

		2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$1,013,025	1,414,231	1,277,173	2,818,365	1,189,004	971,883
Distributions (less than) greater than equity in earnings of affiliates	1,159	5,343	4,970	1,012	294	(4,065)
Previously capitalized interest charged to earnings during period	9,978	30,758	28,275	21,898	14,585	11,741
Interest and expense on indebtedness, excluding capitalized interest	15,247	34,728	24,391	42,152	24,784	9,476
Interest portion of rentals*	14,808	31,030	28,501	29,174	13,554	14,021

Earnings before provision for taxes and fixed charges	$1,054,217	1,516,090	1,363,310	2,912,601	1,242,221	1,003,056

Interest and expense on indebtedness, excluding capitalized interest	15,247	34,728	24,391	42,152	24,784	9,476
Capitalized interest	9,072	18,444	28,614	31,459	49,881	43,073
Interest portion of rentals*	14,808	31,030	28,501	29,174	13,554	14,021

Total fixed charges	$39,127	84,202	81,506	102,785	88,219	66,570

Ratio of earnings to fixed charges	26.9	18.0	16.7	28.3	14.1	15.1

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1